SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

 Commission File Number:  001-16119; 000-31273

PharmaNet Development Group, Inc.

(Exact name of registrant as specified in its charter)

504 Carnegie Center
Princeton, NJ 08540
Telephone:  (609) 951-6800

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.001 per share
Rights to Purchase Series A Junior Participating Preferred Stock, par value $0.10 per share
Redeemable Warrants
2.25% Convertible Senior Notes due 2024
Preferred Stock
Debt Securities
Depositary Shares
Purchase Contracts
Units
Warrants

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.001 per share, and Rights to Purchase Series A Junior Participating Preferred Stock, par value $0.10 per share:   One

2.25% Convertible Senior Notes due 2024:     Less than 50

Redeemable Warrants, Preferred Stock, Debt Securities, Depositary Shares, Purchase Contracts, Units and Warrants:   None

Pursuant to the requirements of the Securities Exchange Act of 1934, PharmaNet Development Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PharmaNet Development Group, Inc.

Date:	May 8, 2009	By:	/s/ John Hamill
Name: John Hamill
Title: Chief Financial Officer